

Florianópolis, May 9th, 2005.

CE DF-0018/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA



Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the translated copies of the 61st (Sixty First) and 62nd (Sixty Second) minutes of Tractebel Energia S.A. Board of Directors Meeting, announcement to shareholders, and minutes of the 15th (Fifteenth) Extraordinary Shareholders Meeting and 8th (Eighth) Ordinary Shareholders Meeting issued by Tractebel Energia. These documents were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Arianna Ferreira-Foley
The Bank of New York



TRACTEBEL ENERGIA S.A.

Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis – SC
LISTED COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to the Shareholders and to the market in general that the Extraordinary and Ordinary Shareholders Meetings performed on 07/04/2005, approved, among others, the Company's shares Grouping, the destination of net profit of the period and the dividends distribution, as follows:

SHARES GROUPING

I. Grouping all shares that represent the Capital Stock of the Company at proportion of 1,000 (one thousand) shares per 1 (one) share of the same kind and class, as well as the relation of shares by ADR - American Depositary Receipt, that will be 5 (five) shares per 1 (one) ADR.

II. The grouping does not imply in change of the Capital Stock amount and it has as objective: standardizing the parameters of national negotiation with the ones adopted by international Stock Market, giving higher liquidness to the bonds at the stock, facilitating negotiations, reducing costs for shareholders base processing and higher efficiency and control to the clients relationship.

III. The shareholders that hold quantity of shares which are not multiple of 1,000 will be able to adjust their respective shareholder position, per kind and class, in the period from April 8th, 2005 to May 9th, 2005. For this purpose, the controller shareholder Tractebel EGI South America Ltda., will donate the complementary fractions to the shareholders who will manifest, through the correspondence to: (a) shareholders with shares deposited at Banco Itaú S.A., in the addresses as indicated below; (b) shareholders with shares safekept at Companhia Brasileira de Liquidação e Custória – CBLC (Brazilian Company of Liquidation and Bailment), next to their bailment agents.

Banco Itaú addresses for mailing:
- SCS Quadra 3 – Edif. D'Angela, 30, Bloco A, Sobreloja – Centro – Brasília – DF – CEP 70300-500
- Av. João Pinheiro, 195 – Térreo – Centro – Belo Horizonte – MG – CEP 30130-180
- Rua João Negrão, 65 – Sobreloja – Centro – Curitiba – PR – CEP 80010-200
- Rua Sete de Setembro, 746 – Térreo – Centro – Porto Alegre – RS – CEP 90010-190
- Rua Sete de Setembro, 99 – Subsolo – Centro – Rio de Janeiro – RJ – CEP 20050-005
- Rua Boa Vista, 176 – 1° SUBSOLO – Centro – São Paulo – SP – CEP 01092-900
- Av. Estados Unidos, 50 – 2° andar – Comércio – Salvador – BA – CEP 40020-010

IV. Expired the term for adjusting the shareholders position, the eventual shares fractions which remain will be grouped in whole number and auctioned at Bolsa de Valores de São Paulo – BOVESPA (São Paulo Stock Exchange), on 03/06/2005, and, not having interested persons, they will be acquired by the controller shareholder. The shares fractioned will be debited at shareholders position, previously to the auction realization, being the sale product available in name of each fractions title-holder as following: (a) the shareholders with register updated at Banco Itaú S.A. will have the corresponding amount directly credited in their current account. For this purpose, it is requested to shareholders to update their registers; (b) the amount corresponding to the shareholders safekept at CBLC will be directly credited to that company, which will be in charge to repass it to the shareholders through the bailment agents; (c) the amount corresponding to the shareholders who will not have their registers updated will be kept available at the Company.

V. The Company's shares pass to be negotiated as grouped form from 23/05/2005 on, quoted as unit form and with new standard lot of 100 shares.

VI. Concomitantly to this operation in Brazil, the relation of shares per ADR at American market will be also changed, passing to be of 5 (five) shares per 1 (one) ADR, so that the grouping passes to be in


Tractebel Energia
SUEZ

DESTINATION OF NET PROFIT OF THE YEAR AND DIVIDENDS DISTRIBUTION

The destination of the net profit of the year and the dividends distribution proposed by the Company's Administration were approved, which are regarded at the financial statements of the period ended on 31/12/2004. In this manner, additional dividends to Interest on Own Capital credited at 2004 period will be paid, in amount of BRL 335,032,558.88, corresponding to BRL 0.513269 per lot of classes A and B one thousand priority shares and per lot of one thousand ordinary shares.

The referred dividends will be paid on 20/04/2005, based on the shareholder position of 07/04/2005, date of respective OSM.

According to the Announcement to Shareholders issued on 10/12/2004, Interests on Equity were credited on 31/12/2004, in the gross amount of BRL 255,000,000.00, based on the shareholder position dated 14/12/2004, remaining the payment day to be defined by the Directory and posteriorly issued. In this meaning, we also communicate that, such interests, liquid of income tax will be paid next to dividends above referred, dated 20/04/2005.

Florianópolis, April 7th, 2005.

Marc Verstraete
Financial and Investors Relations Director

CNPJ 02.474.103/0001-19

MINUTES OF THE 15th (FIFTEENTH) EXTRAORDINARY SHAREHOLDERS MEETING AND OF THE 8th (EIGHTH) ORDINARY SHAREHOLDERS MEETING OF TRACTEBEL ENERGIA S.A.

On April 07th, 2005, at 08:00 a.m., at the Company's Headquarters, Rua Antônio Dib Mussi, No. 366, Centro, Florianópolis, Santa Catarina State, the members of the Board of Directors of Tractebel Energia S.A. assembled, representing more than 2/3 of the capital stock with right to vote, according to registers and signatures reported at the "Shareholders Presence Book", to discuss the subjects of the Agenda. At the meetings opening, according to the Article 12 of Bylaws, Mr. Maurício Stolle Bähr, Chaiman of the Board of Directors, who presides the meeting works, proposed the indication of Mr. José Moacir Schmidt to perform the position of Meeting's Secretary, which was accepted. At the beginning of the meeting, the Chairman greeted the presence of the shareholders, Mr. Cláudio Henrique D. Reis, CRC/SC 024594/O-1, TREVISAN Auditores Independentes representative, Mr. Manoel Arlindo Zaroni Torres, CEO of the Company and Mrs. Carla Carvalho de Carvalho and Mr. Manoel Eduardo Lima Lopes, Fiscal Council members. After that, the Chairman informed that the Minutes will be drawn up as a facts summary, according to the Article No. 130, § 1st, of Law No. 6,404/76 terms, and that the current Meetings were regularly convoked by notice published in the Newspapers "Valor Econômico", "Diário Oficial do Estado de Santa Catarina" and "Diário Catarinense", editions from March, 23rd, 28th and 29th, 2005 and asked the Secretary to read them, as follows: **EXTRAORDINARY AND ORDINARY SHAREHOLDERS MEETING - CONVOCATION** - According to the legal dispositions and Bylaws, the Shareholders of TRACTEBEL ENERGIA S.A. are convoked for the Extraordinary and Ordinary Shareholders Meetings, to be hold, cumulatively, on April 7th, 2005, at 08:00 a.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina State, with the following **Agenda**: **1. EXTRAORDINARY SHAREHOLDERS MEETING 1.1** Examining, discussing and voting the Company's administrators proposal, referring to perform the first issue of simple debentures of the Company, of chirographary species, in amount of BRL 200,000,000.00 (two hundred million Reais) (the "Issue" and the "Debentures", respectively). The Issue, which will be object of public distribution, in regime of firm guarantee, will be divided in two Series, being the remuneration of the First Series of Debentures ("1st Series of Debentures") referred at IGP-M – Market General Price Index, determined and issued by Fundação Getúlio Vargas and the remuneration of the Second Series of Debentures ("2nd Series of Debentures") referred at daily average index of Interfinancing Deposits of one day - DI, over extra group, expressed at percentage form to the year, 252 (two hundred and fifty two) working day basis, calculated and issued by Câmara de Liquidação e Custódia – CETIP (Bailment and Liquidation Chamber) according to the criteria to be determined at the Extraordinary Shareholders Meeting presently convoked. The 1st Series of Debentures will have the validity term of 6 (six) years and the 2nd Series of Debentures will have the validity term of 5 (five) years, both to count from their respective issuing dates. Authorizing the Company's directory to take the steps that will be necessary to performing the Offer and its register before Federal

Securities Commission; **1.2** Deliberating about the grouping of totality of shares representative of Company's Stock Capital, in proportion of 1,000 (one thousand) shares per 1 (one) share of the same kind and class, as well as the relation of shares by ADR – American Depositary Receipt, which will be of 5 (five) shares per 1 (one) ADR; **1.3** Alteration of the following Bylaws dispositives: **(i)** caput of article 5th, conditioned to approval of subject constant of previous item; **(ii)** § 4th of Article 5th; **(iii)** suppression of unique paragraph of Article 6th; **(iv)** 8th; **(v)** §§ 1st and 2nd of Article 16; **(vi)** clauses VIII and XII of Article 19; **(vii)** clause IX of Article 19; **(viii)** clause X of Article 19; **(ix)** caput of Article 21 and inclusion of unique paragraph; **(x)** transformation of unique paragraph of Article 24 in § 1st, and inclusion of § 2nd; and **(xi)** suppression of Articles 28 to 34 and renumeration of subsequent articles, decurrent from alterations introduced in the preceding articles; and **1.4** Revalidation of the rendering of services contracts celebrated between the Company and Suez-Tractebel S.A., approved at Extraordinary General Meeting that took place on April 29th, 2002 (This item of Agenda will be exclusively voted by minority shareholders). **2. ORDINARY SHAREHOLDERS MEETING - 2.1** Examining, discussing and voting the financial statements related to the fiscal year ended on December 31st, 2004; **2.2** Deliberating about the Fiscal Year Net Profit destination and the dividends distribution; **2.3** Deliberating about the Budget of Capital for profit retention; **2.4** Deliberating about the employees participation over profit and results related to the 2004 fiscal year; **2.5** Deliberating over the Managers' global remuneration for the 2005 fiscal year. The Shareholders, according to the applicable legislation and according to the article 13 of Bylaws, shall prove their shareholder condition up to 72 (seventy two) hours before the Meetings, by means of deposit of the documents which prove Tractebel Energia S.A. shares ownership, to be delivered at Company's Headquarters, during business time. Florianópolis, March 23rd, 2005. Maurício Stolle Bähr, Chairman of Board of Directors". Continuing the meeting, Mr. Chairman put into discussion the **first item of Agenda of 15th EXTRAORDINARY SHAREHOLDERS MEETING: 1.1** Examining, discussing and voting the Company's administrators proposal, referring to performing the first issue of simple debentures of the Company, of chirographary species, in amount of BRL 200,000,000.00 (two hundred million Reais) – The Chairman informed the shareholders about the opportunity and convenience of Company issuing debentures, explaining in detail the characteristics and conditions for the issue. After the subject was voted, **it was approved by the majority,** with dissenting vote of shareholders Banco Clássico, José Pais Rangel and Socal S.A. Mineração e Intercâmbio Comercial e Industrial, that presented separate vote, the administrators proposal to perform the 1st issue of simple debentures of the Company, for public distribution, of chirographary species, in amount of BRL 200,000,000.00 (two hundred million Reais) which will have the following characteristics and conditions (the "Issue" or the "Offer" and the "Debentures", respectively): **i) Number of Series**: The Issue will be performed in 2 (two) series; **ii) Issue Date**: For all legal effects, the Debentures issue date will be May 2nd, 2005 (the "Issue Date"); **iii) Unitary Nominal Amount**: Debentures will have unitary nominal amount, at the Issue Date of BRL 10,000.00 (ten thousand Reais) (the "Unitary Nominal Amount"); **iv) Debentures Quantity**: It will be issued 20,000 (twenty thousand) Debentures in the Issue scope, such that part of Debentures will be allocated on the 1st Series ("1st Series of Debentures") and part of Debentures will be allocated on the 2nd Series ("2nd Series of Debentures") (the 1st Series of

Debentures together with the 2nd Series of Debentures, simply the "Debentures"). The Debentures allocation on the 1st Series and on the 2nd Series will be defined on bookbuilding procedures to be conducted by financial institutions responsible for coordination and placement of the Offer ("Bookbuilding Procedures") and ratified by the Company's Board of Directors, in a meeting that will be specially convoked for that. Independently of the above disposed, in each Issue series will be allocated a minimum of 6,000 (six thousand) Debentures; **v) Issue Total Amount**: The Issue total amount, at the Issue Date, will be BRL 200,000,000.00 (two hundred million Reais); **vi) Term and Maturity Date**: The 1st Series of Debentures will have a term of 6 (six) years from the Issue Date on, with maturity date, thus, on May 2nd, 2011 ("Maturity Date of the 1st Series of Debentures"). The 2nd Series of Debentures will have a term of 5 (five) years from the Issue Date on, with maturity date, thus, on May 2nd, 2010 ("Maturity Date of the 2nd Series of Debentures") (the Maturity Date of the 1st Series of Debentures together with the Maturity Date of the 2nd Series of Debentures, simply the "Maturity Date"); **vii) Form**: The Debentures will be in a writ form; **viii) Species**: The Debentures will be of chirographary species; **ix) Convertibility**: Debentures will not be convertible in shares issued by the Company; **x) Remuneration**: The 1st Series of Debentures will have its Unitary Nominal Amount updated by IGP-M - Índice Geral de Preços do Mercado (General Index of Market Prices), found out and published by Fundação Getúlio Vargas, and will have the right of remuneratory interests to be defined at the Bookbuilding Procedure and the 2nd Series of Debentures remuneration will be equivalent to the accumulation of a percentage of daily average rates of Interfinancing Deposits of one day - DI, over extra group, expressed at percentage form per year, base 252 (two hundred and fifty two) working days, calculated and published by Câmara de Custódia e Liquidação – CETIP (Liquidation and Custody Chamber), percentage that will also be defined at the Bookbuilding Procedure (the remuneration of the 1st Series of Debentures together with the remuneration of the 2nd Series of Debentures, simply the "Remuneration"); **xi) Dates of Remuneration Payment**: The Remuneration of the 1st Series of Debentures will be yearly due, always on May 2nd, being the first payment on May 2nd, 2006 (each payment date of Remuneration of the 1st Series of Debentures, one "Date of Remuneration Payment of the 1st Series"). The Remuneration of the 2nd Series of Debentures due on each semester, always on the day 2 of May and November of each year, being the first payment due on November 2nd, 2005 and the last one at the Maturity Date of the 2nd Series of Debentures (each payment date of Remuneration of the 2nd Series of Debentures, one "Date of Remuneration Payment of the 2nd Series") (the Date of Remuneration Payment of the 1st Series together with the Date of Remuneration Payment of the 2nd Series, simply the "Date of Remuneration Payment"); **xii) Subscription Price and Method of Full Payment**: The Debentures will be subscribed by its Unitary Nominal Amount added of Remuneration, calculated *pro rata temporis* since the Issue Date up to the effective subscription and full payment date. The Debentures will be fully paid cash, in domestic currency, at the subscription act; **xiii) Agreement or Planned Redemption**: It will not have **xiv) Facultative Acquisition**: At anytime the Company is able to acquire the Debentures in circulation by a price not higher than the Debentures Unitary Nominal Amount, added of Remuneration, calculated *pro rata temporis* since the Issue Date or the last Date of Remuneration Payment, according to the case, up to the date of the effective acquisition. The Debentures object of the facultative acquisition by the Company

can be cancelled, continuing in the Company's treasury, or be placed for trading in the secondary market; **xv) Distribution Plan**: The Debentures will be object of public distribution, in a regime of firm guarantee and will be destined to investments funds and others investors considered as qualified by CVM Instructions No. 409/04 terms, not existing anticipated reserves, nor fixing maximum or minimum lots. The financial institutions responsible for coordination and Offer placement, with expressed approval of the Company, will organize Debentures placement before the interested investors and can take into account its relations with clients and other considerations of commercial or strategic nature, being allowed, inclusive, the collecting of investments purposes, under terms of CVM Instruction No. 400/03. According to the demand and market conditions, by investors, for the Debentures acquisition, on the Debentures placement time, the Issue (i) can be increased by supplement lot, under the criterion of an intermediary institution leader of Issue, and since with expressed approval of the Company, equivalent to up to 15% (fifteen per cent) of Issue total amount, at Issue Date ("Supplemental Lot") and (ii) it can be increased, under Company's exclusive criterion, in amount that corresponds, at maximum, 20% (twenty per cent) of the Issue total amount, at Issue date ("Additional Quantity"). Any Debentures object of Supplemental Lot and/or Additional Quantity will be placed observing the applicable procedures of the other Debentures object of the Issue, but about the placement regime, since such Debentures object of Supplemental Lot and/or Additional Quantity will be placed under best efforts regime; **xvi) Minimum Placement for Offer Conclusion**: On the terms of the article 30 of CVM Instruction No. 400/03, the Offer can only be concluded before total distribution of Debentures. Debentures object of Supplemental Lot and/or Additional Quantity will not be considered for ends of assessment of fully Offer placement, according to the mentioned above. That means that, in case there is evidence of demand for Supplemental Lot and/or Additional Quantity, and, at the end of Debentures placement term there are surplus of Debentures object of Supplemental Lot and/or Additional Quantity not subscribed and/or fully paid, the Offer will be considered concluded and not being subject under the following rule. In the hypothesis of Offer non conclusion, for any reason, the investors that had already subscribed and fully paid Debentures will receive the amounts already used at Debentures fully payment in the term to be indicated at the announcement of Offer beginning, deducted charges and taxes due, without any remuneration. In the hypothesis of restituting any amount to the investors, according to the forecasted above, the investors shall give receipt of liquidation related to the restituted amount, as well as performing the devolution of subscription bulletins of Debentures whose amounts have been restituted; **xvii) Register for Offer Distribution**: The Debentures will be registered for distribution at the primary market in the Sistema de Distribuição de Títulos – SDT (Titles Distribution System), managed by Associação Nacional das Instituições de Mercado Financeiro – ANDIMA (National Association of Financial Market Institutions) and operated by CETIP; **xviii) Register for Debentures Trading**: The Debentures will be registered for trading at the secondary market at the Sistema Nacional de Debêntures – SND (National System of Debentures), managed by ANDIMA and operated by CETIP and at trading system BOVESPAFIX, from Bolsa de Valores de São Paulo (São Paulo Stock Exchange); **xix) Place of Payment**: The payments of the Debentures which have a right will be done by using the procedures adopted by CETIP or by Companhia Brasileira de Liquidação e Custódia – CBLC (Brazilian Company of

Liquidation and Custody), according to the case, or, in case of Debentures that are not into custody at the systems referred above, the payments will be done through the financial institution contracted by Company as mandatary bank of Issue; **xx) Anticipated Maturity**: The following items will be considered events with anticipated maturity of Debentures: the Company (a) asking self-insolvency or insolvency non-eliminated at legal term, insolvency decrement, asking preventive concordat, asking judicial or extra-judicial recovering, or any analogous procedure that comes to be created by law; (b) non-payment, by Company, of Remuneration and/or any other amounts due to Debentures owners at respective maturity date, non-paid in 2 (two) consecutive days from the respective maturity date on; (c) Company's liquidation, dissolution or extinction; (d) non-payment of any pecuniary forecasted at writ of Debentures Issue ("Writ of Issue"), that not the ones included in the item (b) above, non-paid in 10 (ten) consecutive days from the written advice sent by Fiduciary Agent; (e) non-fulfillment, by the Company, of by any non-pecuniary obligation non-forecasted at Writ of Issue, non-paid in 30 (thirty) consecutive days from written advice sent by Fiduciary Agent; (f) titles judicial protest at unitary or aggregated amount of, at least, BRL 40,000,000.00 (forty million Reais), for whose payment the Company be responsible, even if at guarantor condition, non-paid in 5 (five) consecutive days; (g) anticipated maturity date of any Company's debt decurrent from the contractual non-payment, in an unitary or aggregated amount of, at least, BRL 40,000,000.00 (forty million Reais); (h) split-off, merger or still Company incorporation by another company, except if under article 231 of Stock Companies Law, (i) such partnership changing be approved by Debentures owner representing the majority of Debentures in circulation or (ii) if the right of redemption is guaranteed to the Debentures owners that will not agree with referred split-off, merger or incorporation; (i) direct or indirect changing of partnership/shareholders control of the Company's controller, Suez, organized society according to Belgium laws, with Headquarters at 1 Place du Trône 1000, Brussels, Belgium; (j) in case of alienation, inoperancy or long paralyzation of any other way of disposition by Company, of permanent assets that represent, in unitary or aggregated form, 25% (twenty five per cent) of Company's electric energy generation capacity, taking into base the installed capacity of Company at Issue Date and that as proved form affect the Company's economic-financial capacity; (k) intervention or loss of concession/authorization of Company, according to the case, to exploit activities linked to energy generation; (l) reduction of the Company's capital stock, but if previously authorized by Debentures owners at Debentures Holders General Meeting, on terms of 3rd paragraph of article 174 of Stock Companies Law; (m) payment of dividends, interest on equity or any other participation on profit forecasted at Company's Bylaws, reserved the payment of minimum obliged dividend forecasted at article 202 of Stock Companies Law, if the Company is in delay with its pecuniary obligation referred at Writ of Issue, and (n) non-observance, by Company, while having Debentures in circulation, of indexes and financial limits to be defined at Writ of Issue. In the occurrence of anticipated maturity, the Company will pay the Unitary Nominal Amount of Debentures, added of Remuneration, calculated *pro rata temporis* since the Issue Date or since the last Payment Date of Remuneration, according to the case, up to the effective payment date. The Debentures, object of this procedure, will be obligatorily cancelled by the Company; and **xxi) Financial Institution Depositary of Writ Debentures and Mandatary Bank**: the financial institution depositary of Debentures and the Issue mandatary bank will be Banco Itaú S.A. The Company's Directory is authorized,

observing the legal dispositions and Company's Bylaws, to practice all and any acts that are necessary to the Offer effectuation and register, being able to accept proposals and to contract one or more financial institutions authorized to operate at the stock market aiming to coordinate the process of Offer structuring and register, as well as contracting services of mandatary bank, bookeeper agent, fiduciary agent, rating agency, lawyers, independent auditors and others, according to the case, necessary for the Issue realization, being valid all acts already practiced. On terms of the 1st paragraph of article 59 of Stock Companies Law, the Company's Board of Directors is authorized to deliberate over conditions treated by items (vi) to (viii) from the referred article 59; In the following, the Chairman informed that it will be deliberated about the **following item of Agenda: 1.2** Deliberating about the grouping of totality of shares representative of Company's Stock Capital, in proportion of 1,000 (one thousand) shares per 1 (one) share of the same kind and class, as well as the relation of shares by ADR – American Depositary Receipt, which will be of 5 (five) shares per 1 (one) ADR – It was explained to the present shareholders that the grouping proposed has as objective standardizing the parameters of negotiation adopted by São Paulo Stock Market - BOVESPA, that is orienting the Listed Companies to adopt the unitary quotation of their shares and no more quotation in lots of one thousand shares. Putting the subject into vote, it **was approved by unanimity** the proposal of the Company's Administration of grouping all shares representatives of Stock Capital, in the proportion of 1,000 (one thousand) shares per 1 (one) share of the same kind and class, **passing from** 652,742,193,511 (six hundred fifty two billion, seven hundred forty two million, one hundred ninety three thousand, five hundred eleven) shares, nominatives and without nominal value, being 464,052,075,236 (four hundred sixty four billion, fifty two million, seventy five thousand, two hundred thirty six) common shares, 75,069,876 (seventy five million, sixty nine thousand, eight hundred seventy six) A class preferred shares and 188,615,048,399 (one hundred eighty eight billion, six hundred fifteen million, forty eight thousand, three hundred ninety nine) B class preferred shares **for** 652,742,192 (six hundred fifty two million, seven hundred forty two thousand, one hundred ninety two) shares, nominative and without nominal value, being 464,052,075 (four hundred sixty four million, fifty two thousand, seventy five) common shares, 75,069 (seventy five thousand, sixty nine) A class preferred shares and 188,615,048 (one hundred eighty eight million, six hundred fifteen thousand, forty eight) B class preferred shares, keeping unaltered the Company's Capital Stock amount, being the Company's Directory authorized to practice all necessary acts for performing the grouping, whose will follow, in general lines, the following guidelines: **a)** the shareholders that hold quantity of shares which are not multiple of 1,000 will be able to adjust their respective shareholder position, per kind and class. For this purpose, the controller shareholder will donate the complementary fractions to the shareholders who will manifest, through the form to be divulged at "Announcement to Shareholders"; **b)** expired the term for adjusting the shareholders position, the eventual shares fractions which remain will be grouped in whole number and auctioned at Bolsa de Valores de São Paulo – BOVESPA (São Paulo Stock Exchange), and, not having interested people, they will be acquired by the controller shareholder. The shares fractioned will be debited at shareholders position, previously to the auction realization, being the sale product available in name of each fractions title-holder in the way to be divulged at "Announcement to Shareholders"; **c)** Company's shares will be negotiated as grouped form from 23/05/2005 on,

quoted as unit form and with new standard lot of 100 shares; **d)** Concomitantly to this operation in Brazil, the relation of shares per American Depositary Receipt - ADR at American market will also be changed, passing to be of 5 (five) shares per 1 (one) ADR, so that the grouping passes to be in force at the same date of Brazil, it means, on 23/05/2005; In the sequence, the Chairman informed that it will be deliberated about the **following item of Agenda:** 1.3 Alteration of the following Bylaws dispositives: **(i)** caput of Article 5th; **(ii)** § 4th of Article 5th; **(iii)** suppression of unique paragraph of Article 6th; **(iv)** 8th; **(v)** §§ 1st and 2nd of Article 16; **(vi)** clauses VIII and XII of Article 19; **(vii)** clause IX of Article 19; **(viii)** clause X of Article 19; **(ix)** caput of Article 21 and inclusion of unique paragraph; **(x)** transformation of unique paragraph of Article 24 in § 1st, and inclusion of § 2nd; and **(xi)** suppression of Articles 28 to 34 and renumeration of following, decurrent from alterations introduced in the preceding articles; Putting the subject into vote, **it was approved by the majority,** with dissenting vote of shareholder THE MASTER TRUST BANK OF JAPAN LTD. RE: MTBC, to the proposal, passing the referred dispositives to the following redaction: **(i) Article 5th** - The Company's Stock Capital subscribed is of BRL 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one Reais and ninety cents) divided in 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, being 464,052,075 (four hundred and sixty four million, fifty two thousand, seventy five) nominal common shares, 75,069 (seventy five thousand, sixty nine) A class nominal preferred shares and 188,615,048 (one hundred and eighty eight million, six hundred and fifteen thousand, forty eight) B class nominal preferred shares, all without nominal value; **(ii) § 4th of Article 5th** - the nominal preferred shares will have priority on the capital reimbursement and on dividends distribution; **(iii) Unique paragraph of Article 6th** - suppressed; **(iv) Article 8th** - the Company is authorized, by Board of Directors deliberation, independently of Bylaws reform, to increase its Stock Capital until the limit of BRL 5,000,000,000.00 (five billion Reais); (v) **§ 1st of Article 16** - One of the Board of Directors members will be elected by employees on direct voting organized by the Company, having the name be ratified by shareholders at Shareholders Meeting; **§ 2nd of Article 16** - Occurring the vacancy at the Board of Directors, the successor will be appointed by the remaining Counselors as well as being in charge up to the next General Shareholders Meeting. In case of occurring vacancy in most of posts, the Shareholders Meeting will be convoked to proceed the new election; **(vi) clause VIII of Article 19** - approving the agreements and obligations assumption of amount over BRL 20,000,000.00 (twenty million Reais); **clause XII of Article 19** - approving the alienation or burdening the Company's permanent assets goods of amount over BRL 20,000,000.00 (twenty million Reais); **(vii) clause IX of Article 19** - proposing to the Shareholders Meeting the debentures issue whose conditions do not fit at its former competence ambit; **(viii) clause X of Article 19** - deliberating on simple debentures issue, non-convertible in shares and without real guarantee and upon conditions which, according to the law, be delegated by Shareholders Meeting; **(ix) Article 21** - Company's Directory will be composed up to 7 (seven) members, elected by the Board of Directors, with 3 (three) years long mandate, being allowed the re-election; **Unique paragraph** – The attributions and powers of Directory members will be fixed by Board of Directors, whose shall, obligatorily, to designate a Director President and a Director of Investors Relations; **(x) Transformation of Unique**

Paragraph of Article 24 in § 1st ; inclusion of § 2nd in the Article 24 – It is entitled to the President, privatively: **I** – presiding the Directory's meeting; **II** – coordinating and orienting activities of all other directors, in their respective areas of competency; **III** – attributing, to any directors, special activities and tasks, independently of those ordinarily entitled; and **IV** – watching over the execution of Board of Directors and Directory deliberations; **(xi) Articles 28, 29, 30, 31, 32, 33 and 34 and its clauses –** Suppressed, being renumerated the subsequent articles and adopted the titles of Chapters VIII to X; **Due to such changes, the Company's Bylaws was consolidated and passes to have the following redaction: CHAPTER I – From Denomination, Organization, Headquarters, Validity and Object – Article 1st** - TRACTEBEL ENERGIA S.A. is a stock company that rules itself by the present Bylaws, by the Stock Companies Law and by other applicable Laws and Rules. **Article 2nd** – The Company has its Headquarters and forum in Florianópolis, Santa Catarina State, at Rua Antônio Dib Mussi, 366, Centro, and is able to create subsidiaries, branches, agencies and offices inside the Country and abroad. **Article 3rd** - The Company has indeterminate validity. **Article 4th** – The Company has as its proposal: **I** – performing studies, projects, construction and operation of electric energy power plants, as well as settling trade acts resulting from those activities; **II** – taking part in the energetic sector interest researches, linked to electric energy generation and distribution, as well as in studies of exploitation of hydroelectric developments for multiple purposes; **III** – contributing for technical personnel formation, necessary to the electric energy sector, as well to the qualified workers preparing, through special training courses; **IV** – participating on entities destined to the operational co-ordination of interconnected electric systems; **V** – taking part in associations or organizations with technical, scientific and entrepreneur character in regional, national or international ambit, for the electric energy sector concern; **VI** – contributing for environment preservation during its activities; **VII** – collaborating with programs related to the promotion and incentive for national industry of material and equipment destined to the electric energy sector, as well as for its technical normalization, standardizing and quality control; and **VIII** - participating, as partner, quotaholder or shareholder of other societies into the electric sector. **CHAPTER II – From Equity and Shares - Article 5th** - The Company's Stock Capital subscribed is of BRL 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one Reais and ninety cents) divided in 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, being 464,052,075 (four hundred and sixty four million, fifty two thousand, seventy five) nominal common shares, 75,069 (seventy five thousand, sixty nine) A class nominal preferred shares and 188,615,048 (one hundred and eighty eight million, six hundred and fifteen thousand, forty eight) B class nominal preferred shares, all without nominal value; **§ 1st.** – The Company is able to issue preferred shares until the limit of 2/3 (two third parts) of Capital Stock, without observing proportion with the others, which will compete in the same conditions with the common shares. **§ 2nd** – The nominal common shares, with right to vote, and nominal preferred shares, without right to vote, may be kept in deposit accounts in name of the respective owners, under the writ regimen, without certificates issue, in financial institution designated by the Board of Directors. **§ 3rd** Whenever the share ownership transference takes place, the depositary financial institution can charge, from the alienator shareholder, the cost concerning to the service of such transference, observing the maximum

amount fixed by the Stock Exchange Commission. § **4th** - The nominal preferred shares will have priority on the capital reimbursement and on dividends distribution. § **5th** – The A class nominal preferred shares will have priority on dividends distribution, calculated on proportion of 8% (eight per cent) of the capital linked for this kind and class of shares, or on proportion of 3% (three per cent) of the net worth amount linked for this kind and class of shares, whatever be higher, and these dividends will be divided proportionally among them. § **6th** – The B class nominal preferred shares will have priority on dividends distribution of 6% (six per cent) from capital for this kind and class of shares, or on proportion of 3% (three per cent) from the net worth amount linked for this kind and class of shares, whatever be higher, and these dividends will be divided proportionally among them. § **7th** – The nominal preferred shares will participate, in the same conditions with the nominal common shares on dividends distribution, after being assured the lesser of minimum foreseen dividend at previous §§ for the common shares. **Article 6th** – The Company is able to issue simple debentures or share convertible debentures. **Article 7th** – The Company's capital increase will be performed through public or private shares subscription, by debentures conversion or reserves incorporation, capitalizing the resources through the modalities accepted by law, and the shares paying in will obey the rules and conditions established by its Board of Directors. **Unique Paragraph** – The shareholder who will not do the payment according to the rules and conditions referred on this Article, will remain, in full right, constituted in delay, applying monetary up-dating, 12% (twelve per cent) p.a. interest and 10% (ten per cent) fine on the expired installment amount. **Article 8th** - The Company is authorized, by Board of Directors deliberation, independently of Bylaws reform, to increase its Stock Capital until the limit of BRL 5,000,000,000.00 (five billion Reais); § **1st** – Besides the other condition referring to the new shares issue, the Board of Directors shall determine the issue price and the pay in term of subscribed shares. § **2nd** – The capital increases may be done without the need of keeping proportion between preferred and common shares, observing the disposal on the § 1st from the 5th Article. § **3rd** – The Board of Directors may approve new shares issue without preference right for the ancient shareholders, if the placement is performed through sale in stock market, public subscription or barter by shares in control acquisition public offer. **Article 9th** – The Company may issue unique or multiple share titles. The aggregation or split-off will be done after shareholder solicitation and the titles substitution expenses will be in its charge. **Unique Paragraph** – The services of shares conversion, transference and split-off can be transitorily suspended, observing the rules and limitations established by the legislation in force. **CHAPTER III – From the Shareholders Meeting - Article 10** – The Ordinary Shareholders Meeting will take place in the 4 (four) first months after the fiscal year end, on a day and hour previously established, for: **I** – taking the accounts from the managers, examining, discussing and voting the financial statements; **II** – deliberating about the Net Profit destination and the dividends distribution; and **III** – electing the Fiscal Council members and, whenever is the case, the Board of Directors members. **Article 11** – The Shareholders Meeting will come together extraordinarily, whenever is necessary, observing on its convoking, installation and deliberations, the legal and Bylaws pertinent prescriptions. **Article 12** – The board which will conduct the Shareholders Meeting works will be constituted by the Board of Directors Chairman or, in his absence or impediment, for whom the assembly choose, and by a Secretary, chosen among the presents. **Article 13** – The

Convocation may regulate the shareholder presence at Shareholders Meeting to the law foreseen requests fulfillment, and it shall present a document that proves its shareholder position. The documents deposit may be demanded with 72 (seventy two) hours before the Shareholders Meeting date. **CHAPTER IV – From Management - Article 14** – The Company will be managed by a Board of Directors and by a Directory. **Article 15** – The Shareholders Meeting will establish the managers remuneration. If the remuneration is established as a global amount, the Board of Directors shall deliberate on its distribution among its members and Directors; **CHAPTER V – From the Board of Directors - Article 16** - The Board of Directors will be composed of up to 7 (seven) members, being one of them the Chairman and the other the Vice-Chairman, chosen by shareholders, according to the law, in charge for 3 (three) years, with re-election allowed. **§ 1st** - One of the Board of Directors members will be elected by employees on direct voting organized by the Company, having the name be ratified by shareholders at Shareholders Meeting. **§ 2nd** - Occurring the vacancy at the Board of Directors, the successor will be appointed by the remaining Counselors as well as being in charge up to the next Shareholders Meeting. In case of occurring vacancy in most of posts, the Shareholders Meeting will be convoked to proceed new election. **Article 17** - The Board of Directors will come together, ordinarily, each quarter and, extraordinarily, whenever the Company's interest claims, through convocation under this Bylaws way. **Article 18** - The Board of Directors meetings will be convoked by its Chairman or by members which represent at least 1/3 (one third part) of its members, being dispensed the convocation at the hypothesis of the presence of its members. The Board of Directors will deliberate under majority of votes, being its Chairman duty, in case of equality, the quality vote. **Article 19** - The Board of Directors will have the following attributions: **I** - settling the Company's business general orientation; **II** - electing and destituting the Directors and settling their attributions, observing the disposal on this Bylaws; **III** - fiscalizing the Directors' management; **IV** - establishing limits and duties for the Company representing by attorneys; **V** - convoking the Shareholders Meeting; **VI** - voicing their opinion about the Annual Report and the Directory accounts; **VII** – approving the Company's annual budget amount; **VIII** - approving the agreements and obligations assumption of amount over BRL 20,000,000.00 (twenty million Reais); **IX** – proposing to the Shareholders Meeting the debentures issue whose conditions do not fit at its former competence ambit; **X** - deliberating on simple debentures emission, non-convertible in shares and without real guarantee and upon conditions which, according to the law, be delegated by Shareholders Meeting; **XI** - approving the concession of warranty or aval for others; **XII** - approving the alienation or burdening the Company's permanent assets goods of amount over BRL 20,000,000.00 (twenty million Reais); **XIII** - deliberating on the Company's shares acquisition and alienation establishing their prices and conditions; **XIV** - deliberating on the new shares issue, the issue price and the other condition of such issues, observing this Bylaws terms; **XV** - deliberating, on the semestral financial statements elaboration or in smaller periods and the intermediary dividends distribution or its accountancy on accumulated profits account or on profits reserve accounts, as well the declaration or payment of interest on equity, in the cases foreseen in this Bylaws; **XVI** - deliberating on commercial promissory notes issue (commercial papers), as well the subscription bonds issue; **XVII** - choosing and destituting the independent auditors; **XVIII** - approving the Company's Internal Regulation; and **XIX** -

deliberating on omission cases in the Bylaws. **Article 20** - In the absences or impediments, the Chairman will be replaced by the Vice-Chairman. **CHAPTER VI - From Directory - Article 21** - The Company's Directory will be composed up to 7 (seven) members, elected by the Board of Directors, with 3 (three) years long mandate, being allowed the re-election. **Unique Paragraph** – The attributions and power of Directory members will be fixed by Board of Directors, whom shall, obrigatorily, designate one Director President and one Director of Investors Relations. **Article 22** - The Directory will come together ordinarily at least once in a month and extraordinarily, always the Company's interest claims, through this Bylaws terms convocation. **Article 23** - The Directory's meetings will be convoked by its President or by 2 (two) Directors, being dispensed the convocation on hypothesis of all members presence. The Directory will deliberate under majority of votes, being proper to the President, in case of equality, the quality vote. **Article 24** - Compete to the Directory the Company's general direction and representation, observing this Bylaws and the guidelines and attributions settled by the Board of Directors. **§ 1st** - It is proper to the Directory under its functions execution: **I** - elaborating the financial statements and the management report, whenever is necessary; **II** - elaborating the Company's Internal Regulation and submit it to the Board of Directors approval; **III** - elaborating the Company's annual budget; and **IV** - approving any revision of the annual approved budget, observed the global amount approved by the Board of Directors. § **2nd** – It is entitled to the President, privately: **I** – presiding the Directory meetings. **II** – coordinating and orienting the activities of all other directors, on their respective competency areas; **III** – attributing, to any directors, special activities and tasks, independently of those ordinarily entitled; and **IV** – watching over the execution of Board of Directors and Directory deliberations. **Article 25** - In case of temporary impediment, license or vacation of any Director, the Directory will indicate one Director to accumulate its functions. **Article 26** - In case of vacancy, the Directory will designate one Director to accumulate the functions of the vacant position, up to the Board of Director first meeting, when the vacant position will be filled, for the remaining period of the substituted Director. **Article 27** - The Company will be obliged for the conjunct signatures of two Directors, observed, although, the determination of following §§. **§ 1st** - The Directors will be able to name attorney to represent the Company, always acting jointly with one Director or other attorney with plenty of power or, further, acting singly. **§ 2nd** - The Company's power of attorney shall be approved by 2 (two) Directors and shall specify the power granted and the mandate term, excepted the power of attorney to represent the Company at administrative and judicial processes which may have undetermined term. **CHAPTER VII - From Strategic Committee - Article 28** - The Company may have a strategic committee, which will be an administration consulting instrument, with functions to opine and advise the Board of Directors and Directory on matters in which it is submitted. The Strategic Committee will be formed up to 7 (seven) members, shareholders or not, living in the Country or not, being able to be managers, elected by the Board of Directors, which will set the remuneration of its members, and its functioning will be ruled by the Company's Internal Regulation. **CHAPTER VIII - From Fiscal Council - Article 29** - The Fiscal Council will not have permanent functioning, installing just when requested by shareholders, in the form of the law, being constituted up to 5 (five) effective members and same proxy number, with 1 (one) year term. The Shareholders Meeting which comes to elect the Fiscal Council, will set the

respective remuneration, observed the legal minimum amount. **CHAPTER IX - From Fiscal Year and Financial Statements - Article 30** - The fiscal year will end on December 31st of each year and will obey, concerning the financial statements, the legal applicable dispositions. **§ 1st** - The dividends distribution not inferior to 25% (twenty five percent) from the net profit will be obliged for each fiscal year, adjusted at law terms, observed the foreseen dispositions at Article 5th concerning the dividends of preferred shares, the whole fiscal year results destination shall be submitted to the Shareholders Meeting deliberation. **§ 2nd** - The Company may rise financial statements on June 30th of each year, and the Board of Directors may declare dividends based on the same. **§ 3rd** - The Company may elaborate financial statements and distribute dividends in shorter periods, since the total of paid dividends on each semester of fiscal year do not exceed the amount of the capital reserve which treats the §1st of the article 182 of the Law 6,404, from December 15th, 1976. **§ 4th** - The Board of Directors may declare intermediary dividends, to the accumulated profit account or profits reserves existing at the last annual or semi-annual balance. **§ 5th** - The Company, by means of Board of Directors deliberation, may declare or pay remunerative interest on equity to the shareholders, observing, for this purpose, the applicable legislation. The amount paid or declared by the Company in the quality of interests on equity may be imputed, in terms of applicable legislation, by the obligatory dividends amounts, including the preferred shares dividends. **Article 31** - The action to plead the dividends prescribes in 3 (three) years, in which, if not claimed opportunely, it will be reverted in benefit of the Company. **CHAPTER X - From General Disposition – Article 32** - The participation on profits or results, disentailed from remuneration, may be paid to the employees, after manifestation of the Ordinary Shareholders Meeting, in consonance with the pertinent legislation"; Next, the Chairman informed that **the Agenda would be deliberated as follows: 1.4** Revalidation of the service agreement settled between Company and Suez-Tractebel S.A., approved at the Extraordinary Shareholders Meeting held on April 29th, 2002 – It was informed to the present shareholders that the present proposal of revalidation meets what was approved at the Extraordinary Shareholders Meeting, which approved the contractation, and that it concerns of the last revalidation of the mentioned Contract. Likely to the occurred at the Extraordinary Shareholders Meeting that approved the agreement, and on which approved its revalidation, the controller shareholder TRACTEBEL EGI SOUTH AMERICA LTDA. abstained itself to vote in this subject. Putting the matter in vote, it was rejected by the majority, with negative vote of Banco Clássico, José Pais Rangel and Socal S.A. Mineração e Intercâmbio Comercial e Industrial, which presented the declaration of vote separately, and favourable vote of other present minoritary shareholders. The controller shareholder presented manifestation of vote separately, rendering explanation over declaration of vote presented by the shareholders Banco Clássico, José Pais Rangel and Socal S.A. Mineração e Intercâmbio Comercial e Industrial in relation to the items 1.1 and 1.4 of Extraordinary Shareholders Meeting's Agenda. Without any other manifestation, **the Chairman closed the 15th Extraordinary Shareholders Meeting.** Following the works, the Chairman put into discussion the first item from the Agenda of the Ordinary Shareholders Meeting. Before this, the Chairman informed that the Announcement to Shareholders according to the Article 133 of Law 6,404/76 was issued at the following Newspapers: Diário Catarinense and Valor Econômico, editions from March 8th, 9th and 10th, 2005 and that the Manager Report and Financial Statements, with

Independent Auditors opinion, were issued at the following Newspapers: Diário Catarinense, A Notícia, Diário Oficial do Estado de Santa Catarina, Valor Econômico and Gazeta Mercantil, editions from March 22nd, 2005. In the two last cited newspapers were issued the Summarized Financial Statements, meeting the CVM Instruction No. 232/1995 with which were fulfilled the formalities to hold this Meeting. Following the works, the Chairman put into discussion **the first item from the Agenda of the EIGHTH ORDINARY SHAREHOLDERS MEETING: 2.1** Taking the accounts from the managers, examining, discussing and voting the financial statements related to the fiscal year ended on December 31st, 2004 - As the Annual Report, the Financial Statements, the Independent Auditors opinion and the Fiscal Council opinion are already known by the present, it was proposed and approved the reading dispensation of such documents. After the pertinent discussion over the subject, the Financial Statements related to the fiscal year ended on December 31st, 2004, as well as the Manager's accounts related to the same fiscal year were put on vote, **being approved by unanimity;** The Chairman, carrying on the meeting, informed **the following item of Agenda: 2.2.** Deliberating over the Yearly Net Profit destination and the dividends distribution – It was proposed the Yearly Net Profit destination and the dividends distribution, according to the Financial Statements approved in the previous item, in the following amounts: **a)** Legal Reserve - BRL 38,759,608.36; **b)** Dividends Distribution and Interest on Equity - BRL 590,032,558.88, composed as follows: **(i)** Interest on Equity, net from Income Tax, credited in December 2004 (RCA of 09/12/2004), in the total amount of BRL 216,750,000.00; **(ii)** Additional dividends – BRL 335,032,558.88 corresponding to BRL 0.513269 per lot of one thousand A and B classes preferred shares, and per lot of one thousand ordinary shares; **(iii)** Income Tax related to Interest on Equity credited in 2004 – BRL 38,250,000.00; and **c)** Reserve of Profit Retention, based on capital budget, in amount of BRL 146,400,000.00. Put the matter on vote, it was **approved by unanimity.** Following the works, the Chairman put into discussion **the following item from the Agenda**: **2.3** Deliberating over Capital Budget for profit retention – It was proposed the Capital Budget, which considers the Investments Program in amount of BRL 262,716,000.00, being BRL 37,023,000.00 (thirty seven million, twenty three thousand Reais) destined to Direct Application at generating park maintenance, and BRL 225,693,000.00 (two hundred and twenty five million, six hundred and ninety three thousand Reais) destined to financial investments through the acquisition of concession of hydroelectric developments already auctioned and the new ones to be promoted by ANEEL. Putting the matter on vote, it was **approved by unanimity;** Continuing, the Chairman put on discussion **the following item of Agenda: 2.4** Deliberating over employees participation on profits and results related to 2004 fiscal year – It was proposed the amount up to BRL 7,800,000.00 (seven million and eight hundred Reais) for the payment, on dates to be set by the Directory, under the criteria defined on Company's Remuneration System and Collective Labor Agreement, on employees Participation on Profits and Results – PLR – related to 2004 fiscal year, in which BRL 6,500,000.00 are already recognized at Financial Statements of 2004 fiscal year, being the difference, correspondent up to BRL 1,300,000.00 (one million and three hundred Reais), shall be recognized at Financial Statements of 2005 fiscal year. Putting into vote, the subject was approved **by majority,** with the negative vote of the shareholder THE MASTER TRUST BANK OF JAPAN LTD. RE: MTBC; Continuing, the Chairman put on discussion **the**

following item of Agenda: 2.5 Deliberating over Managers' global remuneration for the 2005 fiscal year – It was proposed the amount of BRL 8,800,000.00 (eight million and eight hundred Reais) as Manager's yearly global amount elected by Shareholders Meeting and by Board of Directors, whose distribution will be made under criteria and values established by Board of Directors, being proper, additionally, to the Company, whenever is the case, the expenses of INSS, FGTS, Health Insurance, Private Security, medical and dwelling support. Putting into vote, the subject was approved **by unanimity;** Exhausted the items of Eighth Shareholders Ordinary Meeting Agenda, and put the words to their disposition, the shareholders present decided for the **installation of Fiscal Council for the current Period**. After deliberation, it was proceeded the installation of Fiscal Council, with mandate till Shareholders Ordinary Meeting of 2006, being elected: Mr. **MANOEL EDUARDO LIMA LOPES**, Brazilian, married, accountant, ID No. 1767127–IFP/RJ, inscribed at CPF under No. 046.227.237-00, with address at Av. Oswaldo Cruz, 81/201, Flamengo, Rio de Janeiro/RJ, CEP 22250-060, title counselor, and Mr. **AILTON PINTO SIQUEIRA**, Brazilian, married, banker, ratified by BACEN according to the correspondence DERJA/REORF-98/222-2, of April 17th, 1998, whose copy remains filed at Company, ID No. 01160700-9 – IFP/RJ, inscribed at CPF under No. 006.936.346-34, with address at Rua Senador Vergueiro, 157/604, Flamengo, Rio de Janeiro/RJ, CEP 22230-00, substitute counselor, indicated by shareholder Banco Clássico S.A., in the quality of minority shareholder with right to vote; Mr. **NEWTON DE LIMA AZEVEDO JÚNIOR**, Brazilian, married, engineer, ID No. 3.993.530-SSP/SP, inscribed at CPF/MF under No. 610.185.388-87, resident and dwelled in the City and State of São Paulo, with office at Av. 9 de julho, 4865, 8° andar, Centro, title counselor, and Mr. **MANOEL EDUARDO BOUZAN DE ALMEIDA**, Brazilian, married, accountant, ID No. CRC/RJ 026695/0-3, inscribed at CPF under No. 269.006.377-87, with commercial address at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, City and State of Rio de Janeiro, substitute counselor; and Mrs. **CARLA CARVALHO DE CARVALHO**, Brazilian, married, lawyer inscribed at OAB/RJ under No. 59.760, CPF/MF 863.499.377-91, resident and dwelled in the City of Niterói, State of Rio de Janeiro, with Office at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, City and State of Rio de Janeiro, title counselor, and Mr. **FLÁVIO MARQUES LISBOA CAMPOS**, Brazilian, married, civil engineer, ID No. 524578-SSP/MG, inscribed at CPF under No. 118.388.096-00, with professional address at Rua Guajajaras, 43, Centro, City of Belo Horizonte, State of Minas Gerais, substitute counselor. It was proposed and approved the setting of yearly remuneration of fiscal counselors in ten percentage (10%) of average yearly remuneration of each Director, not computed benefits, representation budget and profit participation. As nobody wanted to use the words, the Chairman thanked everyone's presence and concluded the work of the present Shareholder Meetings, asking to be drawn up the present Minutes, which, after being read and thought accordingly, was signed by Chairman and by shareholders that represent more than 2/3 of the voting capital of the Company, and by the Secretary, extracting from it the necessary copies, for legal requirements. Florianópolis, April 7th, 2005.

Maurício Stolle Bähr

José Moacir Schmidt

Chairman Secretary

Shareholders:

TRACTEBEL EGI SOUTH AMERICA LTDA. BANCO CLÁSSICO S.A.

VICTOR-FRANK DE PAULA ROSA PARANHOS WALTAMIR BARREIROS

PATRICK CHARLES CLEMENT OBYN JOSÉ MOACIR SCHMIDT

ANTONIO LIBENIR MARTINS JOSÉ PAIS RANGEL

SOCAL S.A. MINERAÇÃO E INTERCÂMBIO COMERCIAL E INDUSTRIAL

THE MASTER TRUST BANK OF JAPAN LTD. RE: MTBC

TREVISAN AUDITORES INDEPENDENTES

CLÁUDIO HENRIQUE D. REIS

Tractebel Energia

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES FROM THE 61st (SIXTIETH FIRST)
BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On April 7th, 2005, at 2:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, No. 366, Centro, Florianópolis, capital of Santa Catarina State, the members of the Board of Directors of Tractebel Energia S.A. came together, after regular convocation, the counselors Mr. Maurício Stolle Bähr, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing most of its members. Mr. Maurício Stolle Bähr, Board of Directors Chairman, who is in charge of the meeting works, proposed the indication of Mr. José Moacir Schmidt as Secretary of the meeting, which was accepted by the other members. Greeting the presents, the Chairman put in discussion the subjects of **Agenda,** included in the **CA-003/2005** convocation, of April 1st, 2005, which were the following: **Item 1** – Setting the competences and attributions of Directors of the Company; **Item 2** – General Matters. After discussion of the matters, the Chairman put into vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS: Item 1** – Considering the determination at clause II of article 19 and the unique Paragraph of article 21 of Bylaws, which grants to the Board of Directors set the attributions and the power of Directory members, the present Counselors **approved, by unanimity**, that the Company's Directory will be integrated by 7 (seven) members, kept the actual Directors in their position until the end of the present mandate, with the following designations and attributions: **a) Chairman**, who is entitled, besides of the private attributions that are conferred by § 2nd of article 24: **I** - superintending the Company's business and formulate its policies and strategies; and **II** - keeping internal audit system; **b) Administrative Director**, who is entitled to: **I** - formulating general administrative procedures and policies for documentation, procurement, general services, administrative support and information technology management; **II** - promoting actions concerning the entrepreneurial communication and public relations; and **III** - formulating the Company's Human Resources policies; **c) Financial and Investors Relationship Director,** who is entitled to: **I** - promoting the Company's financial and accounting management; **II** - co-ordinate the relations with financial and stock markets, rendering information to the Stock Exchange Commission – CVM, Stock Exchange, shareholders and investors, as required by the applicable legislation; and **III** – implanting the policies and coordinate the Company's insurance contract. **d) Planning and Control Director,** who is entitled to: **I** - elaborating the Strategic Plan and preparing and following-up the Company's budget; **II** – accomplishing the planning and the production plan, the accounting and trade of energy at CCEE and operating the energy purchase and sale contracts; **III** – evaluating and following-up the Company's risk assessment; **IV** – managing the regulatory subjects related to the production and trade of energy, analyzing prices and risks and proposing strategies for energy sale; **V** – coordinating the activities of the Risk Management Committee; and **VI** - coordinating the activities of the Energy Trade Planning Committee; **e) Energy Production Director**, who is entitled to: **I** - promoting the operation and maintenance of Company's production assets; **f) Energy Trading and Business Director**, who is entitled to: **I** - performing the energy trading for the short, medium and long term; **II** - developing new markets and clients and define products to be traded; **III** - developing new

Tractebel Energia

investments in co-generation and giving support on new business development; **IV** - developing and implanting the concept of TIS - Tractebel Industrial Solutions; and **V** - representing the Company for the development and implantation of integrated industrial solution according to the concept of SIS - Suez Industrial Solutions; and **g) Project Implantation Director**, who is entitled to: **I** - conducting the physical implementation of new undertakes, including construction, urbanism and infra-structure; and **II** - conducting the licensing and commissioning of the new undertakes. Put the words to the disposition of the present Counselors, there was no manifestation, which led the Chairman to end the meeting works, asking to be drawn up the present Minutes by the Secretary, which after being read and though accordingly, was signed by the present members of Board of Directors, including the Chairman and the Secretary. Florianópolis/SC, April 7th, 2005.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

Luiz Antônio Barbosa
Counselor

José Moacir Schmidt
Secretary

Tractebel Energia

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES FROM THE 62nd (SIXTIETH SECOND)
BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On April 29th, 2005, at 3:00 p.m., at Av. Almirante Barroso, No. 52, 14° andar, sala 1401, in the city and State of Rio de Janeiro, the members of Board of Directors of Tractebel Energia S.A. came together, after regular convocation, the counselors Mr. Maurício Stolle Bähr, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing most of its members. Mr. Maurício Stolle Bähr, Chairman of the Board of Directors, who is in charge of the meeting works, proposed the indication of Mr. José Moacir Schmidt as Secretary of the meeting, which was accepted by the other members. Greeting the presents, the Chairman put in discussion the subjects of **Agenda,** included in the **CA-004/2005** convocation, of April 25th, 2005, which were the following: **Item 1** – Settling the remuneration of 1st and 2nd Series of debentures; **Item 2** – Settling the quantities of 1st and 2nd Series of debentures; **Item 3** – Ratifying the writ signature of Debentures issuing and authorizing its additament; and **Item 4** – General Matters. After discussing the subjects, the Chairman asked to vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATION: Item 1** – Approved, **by unanimity**, based on result obtained at procedure of bookbuilding ("Procedure of Bookbuilding") conducted by Banco ABN AMRO S.A., leader coordinator of 1st Issue of Company's Debentures, approved by General Extraordinary Shareholders Meeting of Company performed on April 7th, 2005 ("Issue"), **(i)** that the Debentures of 1st Series Issue will have the right to receiving of remuneratory interest found out through the application of a fixed percentage rate equivalent to 9.29% p.a., incident over unitary nominal value of Debentures updated by IGP-M - Índice Geral de Preços do Mercado (Market Price General Index), found out and issued by Fundação Getúlio Vargas; and **(ii)** that the Debentures of 2nd Series Issue will be remunerated by accumulation of a percentage correspondent to 103.90% of daily average rates of Interfinancial Deposits of one day - DI, over extra group, expressed at percentage form to the year, 252 (two hundred and fifty two) working day base, calculated and issued by Câmara de Liquidação e Custódia – CETIP, (Bailment and Liquidation Chamber); **Item 2** – Approved, **by unanimity**, as determined at Bookbuilding Procedure that 14,000 Debentures will be allocated in the 1st series Issue and 6,000 Debentures will be allocated in the 2nd series Issue; and **Item 3 – (a)** Ratified, **by unanimity**, the signature, by the Company's Directory, of writ of Debentures issue celebrated on April 18th, 2005, more specifically concerning the item 5.1. (j) that obliges the Company to keep its real estates and assets properly guaranteed, according to the current market practices; and **(b)** Approved, **by unanimity**, the additament writ issue above referred, so as to regard the deliberations of this Company's Board of Directors Meeting. Put the words to the disposition of the present Counselors, there was no manifestation, which led the Chairman to end the meeting works, asking to be drawn up the present Minutes by the Secretary, which after being read and thought accordingly, it was signed by the present members of Board of Directors, including the Chairman and the Secretary.

Tractebel Energia

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

Luiz Antônio Barbosa
Counselor

José Moacir Schmidt
Secretary